FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of September 2008
September 2, 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F  ☑                      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐                      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

SIGNATURES
EXHIBIT A NOTICE OF ANNUAL GENERAL MEETING 2008
EXHIBIT B PROXY FORM SENT TO HOLDERS OF ORDINARY SHARES
EXHIBIT C DEPOSITARY’S PROXY FORM FOR HOLDERS OF ADRS EVIDENCING ORDINARY SHARES

     Annexed hereto is a copy of the Notice of Annual General Meeting 2008 of British Sky Broadcasting Group plc (“BSkyB”) which has been sent to holders of Ordinary Shares and to holders of American Depositary Receipts (“ADRs”) in connection with the Annual General Meeting of BSkyB to be held on September 26, 2008 in London, England.
     Also annexed hereto is a copy of the related Proxy Form which was sent to holders of Ordinary Shares of BSkyB and a copy of the Depositary’s Proxy Form, which The Bank of New York sent to holders of ADRs.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP PLC
Date: September 2, 2008	By:	/s/ Dave Gormley
Dave Gormley
Company Secretary

Exhibit A
Notice of Annual General Meeting 2008
British Sky Broadcasting Group plc